As filed with the Securities and Exchange Commission on March 12, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

CDW Corporation

(Exact Name of Registrant as Specified in Its Charter)

Illinois	36-3310735
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

200 North Milwaukee Avenue

Vernon Hills, Illinois 60061

(847) 465-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Christine A. Leahy

Vice President, General Counsel and Corporate Secretary

CDW Corporation

200 North Milwaukee Avenue

Vernon Hills, Illinois 60061

(847) 465-6000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Dennis V. Osimitz	Robert F. Wall
Sidley Austin Brown & Wood LLP	Winston & Strawn LLP
Bank One Plaza	35 W. Wacker Drive
10 South Dearborn	Chicago, IL 60601
Chicago, Illinois 60603

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	4,738,000 shares	$68.09	$322,610,420	$40,924.10

(1)	Maximum number of shares which may be offered.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. Based upon the average high and low sale prices per share of the common stock on the Nasdaq National Market on March 11, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale of these securities is not permitted.

PROSPECTUS (Subject to Completion)

Issued March 12, 2004

4,120,000 Shares

CDW Corporation

COMMON STOCK

The selling shareholders are offering 4,120,000 shares. CDW Corporation will not receive any proceeds from the sale of the shares.

CDW Corporation’s common stock is quoted on the Nasdaq National Market under the symbol “CDWC.” On March 11, 2004, the reported last sale price of our common stock on the Nasdaq National Market was $68.09 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per Share	$	$	$
Total	$	$	$

One of the selling shareholders has granted the underwriters the right to purchase up to an additional 618,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on             , 2004.

MORGAN STANLEY

GOLDMAN, SACHS & CO.

WILLIAM BLAIR & COMPANY

RAYMOND JAMES

ROBERT W. BAIRD & CO.

                        , 2004

PROSPECTUS SUMMARY

You should read this summary together with the more detailed information that appears elsewhere in, or is incorporated by reference into, this prospectus. Unless otherwise indicated, “we,” “us” and “our” refer to CDW Corporation and our wholly-owned subsidiaries. Except as otherwise indicated, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

CDW CORPORATION

Our Business

We are a FORTUNE 500 company and a leading direct marketer of multi-brand computers and related technology products and services in the United States. Our extensive offering of products, including hardware and peripherals, software, accessories and other products, combined with our service offerings, provide comprehensive solutions for our customers’ technology needs. We offer customers a broad range of technology products from leading vendors such as Apple, Cisco, Hewlett-Packard, IBM, Intel, Microsoft, Sony and Toshiba, among others. Our high volume, cost-efficient operations, supported by our proprietary information technology systems, enable us to offer these products at competitive prices combined with a high level of service. We provide a variety of value-added services and web-based tools to our customers, including the ability to custom configure multi-branded solutions, manage software licenses through our Software License Tracker tool and track tagged assets through our IT Asset Management Tracking Database. We also offer technical support 24 hours a day, 7 days a week to our customers.

For financial reporting purposes, we have two operating segments: corporate and public sector, which accounted for approximately 76.7% and 23.3% of our net sales, respectively, in 2003. Our corporate customers are concentrated in the small to medium business (SMB) category, which is generally comprised of businesses that have less than 1,000 employees at a single location. Our public sector customers are comprised of federal, state and local government entities and educational institutions who are served by CDW Government, Inc., a wholly-owned subsidiary.

We adhere to a core philosophy known as the CDW CIRCLE OF SERVICE™, which places the customer at the center of all our actions. The philosophy is based on the premise that “People Do Business With People They Like.” The CDW CIRCLE OF SERVICE™ is a reminder to our coworkers that good service leads to good experiences and increased sales. A fundamental element of the CDW CIRCLE OF SERVICE™ is our coworkers, who are highly motivated and incented to share in our success.

Industry Background

We represent a small part of a large market for technology products. This market is highly fragmented and distribution to end-users is accomplished through a variety of channels. Based on recent market data provided by IDC, a division of International Data Group, we believe that the size of our addressable market for technology products in the United States is between $130-$160 billion, and we currently capture less than 3.5% of this market. We intend to continue to capitalize on the significant opportunities in the industry.

Competitive Strengths

We believe we have a number of competitive strengths that allow us to compete successfully, including:

•	Our Customer Value Proposition is Compelling. We earn our customers’ business every day. We offer more than 80,000 products from leading manufacturers. With this broad selection of products, we can provide our customers with fully-integrated, multi-branded technology solutions and the convenience of one-stop shopping. We offer competitive prices combined with a strong customer focus and value-added services. Our value-added services include custom configuration of systems, technical support 24 hours a day, 7 days a week and web-based tools for customers to track their IT assets and manage their software licenses.

•	Our Commercial Customer Base is Large, Diverse and Growing. We have more than 1,900 account managers and sales specialists who sell primarily to commercial customers, which we define as public sector and corporate customers excluding consumers. 98% of our net sales in 2003 were generated from approximately 416,000 commercial customers. Our largest customer accounted for only .39% of our net sales in 2003. We believe the SMB, government and education sectors will continue to represent significant growth opportunities for us. Customers in these markets typically have ongoing requirements to purchase sophisticated products and systems and value our relationship-focused approach and high level of service.

•	We have a Highly Incented and Motivated Workforce. We set aggressive goals for our coworkers and reward them with performance-based compensation. For example, we base commission schedules for account managers on gross profit and we grant stock options to every coworker every year. For six consecutive years, FORTUNE magazine has named us as one of the “100 Best Companies to Work for in America.”

•	We are a Critical Sales Channel for Our Key Vendors. We are a leading direct marketer of multi-brand computers and related technology products and services in the United States. Our strong relationships with more than 400,000 active commercial customers enable our vendors to reach a broad customer base. Our highly automated and efficient distribution capabilities, combined with our size and our financial strength, have made us a critical sales channel for our key vendors.

•	We Operate Technologically-Advanced Inventory Management, Logistics and Distribution Systems. We are ISO 9001:2000 certified and use a rapid-turn inventory model that has in recent years produced over 24 annualized inventory turns. In the fourth quarter of 2003, we shipped approximately 36,000 boxes per day through our state-of-the-art warehouse and distribution facility in Vernon Hills, Illinois.

Growth Strategies

We are pursuing the following strategies:

•	Further Penetrate Our Existing Commercial Customer Base and Add New Customers. We believe that we currently supply a relatively small percentage of our customers’ technology product needs. We are focused on both increasing sales to our existing customers and adding new customers, particularly in the SMB, government and education markets.

•	Optimize Our Product Mix to Address Customer Needs. Because technology advances rapidly, we are continuously evaluating new products and market trends and offering a broad selection of products and services.

•	Enhance the Productivity and Increase the Number of Our Account Managers. We are focused on increasing the productivity of our existing account managers and, as business conditions allow, growing our sales force. We provide our account managers with a variety of tools aimed at enhancing productivity, including ongoing training, a proprietary customer relationship management system, customized extranet websites for customers and specialty support teams.

•	Strengthen Our National Brand Awareness. We promote the CDW brand through our national advertising campaign in the Wall Street Journal and USA Today, in trade publications such as PC Magazine and Mac World and on national television and cable networks such as CNN and The Discovery Channel. We believe that this enhances our ability to attract and retain our customers.

•	Continue to Selectively Pursue Acquisitions and Alliances. In September 2003, we purchased select U.S. assets and the Canadian operations of Micro Warehouse, a reseller of computers, software and peripheral products. As a result of these transactions, we added 413 coworkers to our sales force. We may selectively pursue additional transactions, including acquisitions or alliances, to complement our existing business.

Recent Developments

January and February 2004 Sales Results

The following table summarizes our unaudited sales results for January and February 2004 and provides a comparison to January and February 2003:

	January		February
	2004	2003	2004	2003
	(in millions, except percentages)

Average daily sales	$20.3	$16.0	$20.9	$15.9
Total sales	$427.0	$352.1	$417.1	$318.3
Percentage year-over-year growth in average daily sales(1)	27.0%	N/A	31.0%	N/A

(1)	There were 21 billing days in January 2004, 22 billing days in January 2003 and 20 billing days in each of February 2004 and February 2003.

Our combined corporate office, warehouse and distribution facility is located at 200 North Milwaukee Avenue, Vernon Hills, Illinois 60061 and our telephone number is (847) 465-6000. Our Internet address is http://www.cdw.com. The contents of our website are not a part of this prospectus.

THE OFFERING

Common stock offered by(1):
Michael P. Krasny		shares
Circle of Service Foundation		shares

Total	4,120,000	shares

Common stock outstanding before and after this offering	84,055,776	shares

Over-allotment option	618,000	shares

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling shareholders.

Nasdaq National Market symbol	CDWC

(1)	It is anticipated that one or more additional entities affiliated with Mr. Krasny will also be selling common stock in this offering. The aggregate number of shares to be sold, exclusive of the over-allotment option, by Mr. Krasny and entities affiliated with him will not exceed 4,120,000. Any additional selling entities will be identified in an amendment to the registration statement of which this prospectus is a part.

The above information regarding shares outstanding before and after the offering is based on the number of shares of common stock outstanding as of March 9, 2004. The number of shares outstanding excludes 17,180,628 shares reserved for issuance under our incentive compensation and stock purchase plans, of which options to purchase 10,356,633 shares at an average exercise price of $31.76 are outstanding as of March 9, 2004.

Circle of Service Foundation and                      are entities established by Michael P. Krasny. See “Selling Shareholders” for a further description of these entities.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The data for the three years ended December 31, 2003 is taken from the Selected Financial and Operating Data table that was included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference into this prospectus.

	Year Ended December 31,
	2003		2002	2001
	(in thousands, except per share data and percentages)
Income Statement Data:
Net sales	$4,664,616		$4,264,579	$3,961,545
Cost of sales	3,990,824		3,700,744	3,434,510

Gross profit	673,792		563,835	527,035
Selling, administrative and net advertising expenses	389,334		265,657	258,837

Income from operations	284,458		298,178	268,198
Interest income, net	7,225		9,548	12,637
Other expense, net	(2,119)		(1,529)	(859)

Income before income taxes	289,564	(1)	306,197	279,976
Income tax provision	114,378		120,948	111,290

Net income	$175,186	(1)	$185,249	$168,686

Earnings per share
Basic	$2.10	(1)	$2.18	$1.97
Diluted	$2.03	(1)	$2.10	$1.89
Weighted-average number of common shares outstanding
Basic	83,329		84,862	85,803
Diluted	86,175		88,296	89,136
Dividends per share	$0.30		—	—

Financial Position:
Cash, cash equivalents and marketable securities	$562,360		$504,614	$394,381
Working capital	986,445		846,942	695,786
Total assets	1,311,632		1,095,664	937,029
Total debt and capitalized lease obligations	—		—	—
Total shareholders’ equity	1,061,184		924,070	778,657
Return on shareholders’ equity(2)	17.8%		22.8%	24.7%

	Year Ended December 31,
	2003		2002	2001
Selected Operating Data:
Number of invoices processed (in thousands)	5,431		4,995	4,394
Average invoice size	$916		$935	$964
Commercial customers served (in thousands)(3)	416		361	357
% of sales to commercial customers	98%		97%	97%
Net sales per coworker (in thousands)	$1,420		$1,508	$1,436
Inventory turnover	24	(4)	27	30
Accounts receivable—days sales outstanding	35	(4)	29	29

(1)	Includes $22.3 million ($13.5 million after tax) of transaction and integration expenses recorded in connection with the Micro Warehouse transactions. This had a $0.16 per share impact on basic and diluted earnings per share.

(2)	Return on shareholders’ equity is calculated as net income for the period divided by average shareholders’ equity. Net income for 2003 included the transaction and integration expenses referred to in note 1.
(3)	Commercial customers is defined as public sector and corporate customers excluding consumers.
(4)	Annualized inventory turnover and accounts receivable—days sales outstanding for 2003 were impacted by the Micro Warehouse transactions in September 2003. For the fourth quarter of 2003, annualized inventory turnover was 25 and accounts receivable—days sales outstanding was 30, which we believe provides a more meaningful comparison to reported results of prior periods.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus, including our financial statements and related notes.

Our sales and profitability may be affected by changes in the economic environment and other factors.

There are many factors which could affect our business, including:

•	the capital and technology spending patterns of existing and prospective customers;

•	general economic trends;

•	the addition of new customers and further penetration of our existing customer base;

•	the productivity and retention of our account managers;

•	the optimization of our product mix;

•	the availability of products from our vendors;

•	the successful development of new technology and products by equipment manufacturers and software developers; and

•	new competitors and new forms of competition.

Our business depends on our vendor relationships and the availability of products.

We purchase products for resale both directly from manufacturers and indirectly through distributors and other sources, all of whom we consider our vendors. During 2003, we purchased approximately 53% of the products we sold directly from manufacturers and the remaining amount from distributors and other sources. We are authorized by manufacturers to sell all or some of their products via direct marketing activities. Our authorization with each manufacturer is subject to specific terms and conditions regarding such things as product return privileges, price protection policies, purchase discounts and vendor incentive programs, including purchase rebates, sales volume rebates and cooperative advertising reimbursements.

From time to time, vendors may terminate our right to sell some or all of their products or change these terms and conditions or reduce or discontinue the incentives that they offer us. Any such termination or the implementation of such changes could have a negative impact on our operating income. Additionally, some products are subject to manufacturer allocation, which limits the number of units of those products that are available to resellers, including us.

Sales of Cisco, Hewlett-Packard, IBM, Microsoft, Sony and Toshiba products comprise a substantial portion of our sales. In 2003, sales of products manufactured by Hewlett-Packard represented approximately 28% of our total sales and, therefore, we are dependent on the economic condition and product competitiveness of, and our business relationship with, this manufacturer in particular. In addition, although we purchase from a diverse vendor base, in 2003, products we purchased from distributors Tech Data and Ingram Micro each represented approximately 15% of our total purchases. The loss of, or change in business relationship with, any of these or any other key vendors, or the diminished availability of their products, could reduce the supply and increase the costs of products we sell and negatively impact our competitive position. Additionally, the relocation of key distributors utilized in our purchasing model could adversely impact our results of operations. Although to date mergers among manufacturers have not had an adverse impact on our business and results of operations, further consolidation could adversely impact us.

The success of our business depends on the continuing development, maintenance and operation of our information technology systems.

Our success is dependent on the accuracy, proper utilization and continuing development of our information technology systems, including our business application systems, Web servers and telephony system. The quality and our utilization of the information generated by our information technology systems, and our success in implementing new systems and upgrades, affects, among other things, our ability to:

•	conduct business with our customers;

•	manage our inventory and accounts receivable;

•	purchase, sell, ship and invoice our products efficiently and on a timely basis; and

•	maintain our cost-efficient operating model.

The integrity of our information technology systems is vulnerable to certain forms of disaster including, but not limited to, natural disasters such as tornadoes. While we have taken steps to protect our information technology systems from a variety of threats, including computer viruses and malicious hackers, there can be no guarantee that those steps will be effective. Furthermore, although we have redundant systems at a separate location to back up our primary application systems, there can be no assurance that these redundant systems will operate properly if and when required. Any disruption to or infiltration of our information technology systems could significantly harm our business and results of operations.

Our sales are dependent on the continued development of new technologies and products.

The market for computers and related technology products and services has evolved as a result of the development of new technologies that are transformed by manufacturers into new products and applications. We have been and will continue to be dependent on the development of new technologies and products by manufacturers, as well as the acceptance of those technologies and products by customers. A decrease in the rate of development of new technologies and new products by manufacturers, or the lack of acceptance of those technologies and products by customers, could have an adverse effect on our business and results of operations.

We would be adversely affected if we are not able to expand or retain our sales force or if we are not able to maintain or increase their productivity.

Our statistics show that the level of sales achieved by our account managers increases with the number of years of experience they have with us. Our rate of sales growth and our operating results would be negatively affected if we are unable to expand the size of our sales force, if the turnover rate of account managers increases from relatively constant historical levels or if the sales volumes achieved by our account managers do not increase with experience.

Substantial competition could reduce our market share and significantly harm our financial performance.

The market for computers and related technology products and accessories is highly competitive. Our competition includes:

•	national direct marketers, such as Insight Enterprises, PC Connection, PC Mall and Zones;

•	manufacturers, such as Dell, who sell directly to customers;

•	computer superstores, such as CompUSA;

•	government resellers, such as GTSI;

•	consumer electronic and office supply superstores, such as Best Buy, Circuit City, Office Depot, Office Max and Staples;

•	value-added resellers;

•	corporate resellers; and

•	Web resellers, such as Amazon.com and Buy.com.

Some of our hardware and software vendors, such as Hewlett-Packard and IBM, have sold, and continue to intensify their efforts to sell, their products directly to customers. In addition, some software manufacturers have developed, and may continue to develop, sales methods that directly provide customers with subscription-based software programs and packages. If either of these trends becomes more prevalent, it could adversely affect our sales growth and profitability.

We believe that competition may increase in the future, which could require us to reduce prices, increase advertising expenditures or take other actions which may have an adverse effect on our operating results. Some of our competitors have reduced their prices in an attempt to stimulate sales. Decreasing prices of computers and related technology products and accessories resulting from competition and technological changes require us to sell a greater number of products to achieve the same level of net sales and gross profit. If this trend continues and we are unable to attract new customers and sell increased quantities of products, our sales growth and profitability could be adversely affected.

We are exposed to inventory risks.

We are exposed to inventory risks as a result of the rapid technological changes that affect the market and pricing for the products we sell. We seek to minimize our inventory exposure through a variety of inventory management procedures and policies, including our rapid-turn inventory model, as well as vendor price protection and product return programs. However, if we were unable to maintain our rapid-turn inventory model, if there were unforeseen product developments or if vendors were to change their terms and conditions, our inventory risks could increase. We also periodically take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendors. These bulk purchases could increase our exposure to inventory obsolescence.

Our future operating results may fluctuate significantly.

We may experience significant variations in our future quarterly results of operations. These fluctuations may result from many factors, including the condition of the information technology industry in general, shifts in demand and pricing for hardware and software products and the introduction of new products or upgrades. Our operating results are also highly dependent on our level of gross profit as a percentage of net sales. Our gross profit percentage fluctuates due to numerous factors, some of which may be outside of our control. These factors include:

•	our pricing strategies;

•	changes in product costs from vendors;

•	the availability of price protection, purchase discounts and rebate programs from vendors;

•	the risk of some of the items in our inventory becoming obsolete;

•	the relative mix of products sold during the period;

•	general market and competitive conditions; and

•	increases in shipping costs that we cannot pass on to customers.

A natural disaster or other adverse occurrence at our primary facility could damage our business.

We operate our business from a primary facility in Vernon Hills, Illinois. Although we have multiple sales office locations, substantially all of our corporate, warehouse and distribution functions are located at our Vernon

Hills facility. If the warehouse and distribution equipment at our Vernon Hills facility were to be seriously damaged by a natural disaster or other adverse occurrence, we could utilize third-party distributors to ship products to our customers. However, this may not be sufficient to avoid interruptions in our service and may not enable us to meet all of the needs of our customers. Additionally, this would cause us to incur incremental operating costs. As a result, a natural disaster or other adverse occurrence at our primary facility in Vernon Hills could negatively impact our business and profitability.

We are heavily dependent on commercial delivery services.

We generally ship our products to customers by Airborne, A.I.T., DHL, Eagle, FedEx, FedEx Ground, United Parcel Service and other commercial delivery services and invoice customers for shipping charges. If we are unable to pass on to our customers future increases in the cost of commercial delivery services, our profitability could be adversely affected. Additionally, strikes or other service interruptions by such shippers could adversely affect our ability to deliver products on a timely basis.

Our earnings and growth rate could be adversely affected by changes in general economic conditions and uncertain political conditions.

Weak general economic conditions, along with uncertainties in political conditions, could adversely impact our revenues and growth rate. In addition, our revenues, gross margins and earnings could deteriorate in the future as a result of unfavorable economic or political conditions.

We could be exposed to additional risks when we make acquisitions or alliances.

We may pursue transactions, including acquisitions or alliances, to extend or complement our existing business. These types of transactions involve numerous risks, including investor acceptance, finding suitable transaction partners and negotiating terms that are acceptable to us, the diversion of management’s attention from other business concerns, entering product or geographic markets in which we have limited experience, the potential loss of key employees or business relationships and successfully integrating acquired businesses, any of which could adversely affect our operations or the price of our stock.

The failure to comply with our public sector contracts could result in, among other things, fines or other liabilities.

Revenues from the public sector segment are derived from sales to federal, state and local governmental departments and agencies, as well as to educational institutions, through various contracts and open market sales. Government contracting is a highly regulated area. Noncompliance with government procurement regulations or contract provisions could result in civil, criminal, and administrative liability, including substantial monetary fines or damages, termination of government contracts, and suspension, debarment or ineligibility from doing business with the government. The effect of any of these possible actions by any governmental department or agency could adversely affect our business and results of operations.

State and local sales/use tax collection obligations could reduce our sales and adversely affect our operating results.

Based upon current law, certain of our subsidiaries currently collect and remit sales tax only on sales of products into states in which the subsidiaries have a physical presence. The United States Supreme Court has ruled that the states, absent Congressional legislation, may not impose an obligation to collect sales/use taxes on a direct marketer whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail and the delivery of purchased goods by U.S. mail or interstate common carriers. We cannot predict the level of contact, including Web activities, with any state which would give rise to future or past tax collection obligations within the parameters of the Supreme Court cases. Additionally, on several occasions in the past several years, including recently, legislation has been introduced in the United States Congress which, if passed, could impose state or local sales/use tax collection obligations on direct marketers such as us. If Congress enacts legislation that permits states to impose tax collection obligations on direct marketers, or we are deemed to have a physical presence in one or more states, additional tax collection obligations may be imposed on us. Furthermore, states have aggressively implemented measures to force out-of-state direct marketers such as us to collect sales taxes voluntarily, even in the absence of a legal obligation to do so. If we were required to collect sales taxes, this would likely result in additional costs and administrative expenses to us and price increases to our customers and may reduce demand for our products, any or all of which would adversely affect our operating results.

We are exposed to the risks of a global market.

Portions of our products are either produced, or have major components produced, in the Asia Pacific region. We engage in U.S. dollar denominated transactions with U.S. divisions and subsidiaries of companies located in this region. As a result, we may be indirectly affected by risks associated with international events, including economic and labor conditions, political instability, tariffs and taxes, availability of products and currency fluctuations in the U.S. dollar versus the regional currencies. In the past, countries in the Asia Pacific region have experienced volatility in their currency, banking and equity markets. Future volatility could adversely affect the supply and price of products and components and ultimately, our results of operations.

Our share price may be volatile, which may make it more difficult to realize a gain on your investment in our common stock.

The market price of our common stock could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	changes in results of operations and market valuations of our competitors;

•	changes in laws and regulations;

•	announcements of significant claims or proceedings against us;

•	announcements by us of significant contracts, acquisitions, alliances or capital commitments;

•	general economic and competitive conditions; and

•	other conditions that impact the technology sector or the stock markets in general.

Michael P. Krasny has the ability to influence all matters requiring shareholder approval.

Following this offering, Michael P. Krasny will control up to 18,321,901 shares of our common stock (or 21.8% of the number of shares outstanding as of March 9, 2004). Accordingly, after this offering, Mr. Krasny will continue to have the ability to influence the election of the members of our Board of Directors and other matters requiring shareholder approval.

Michael P. Krasny may decide to sell shares of our common stock after the completion of this offering.

The 18,321,901 shares beneficially owned by Mr. Krasny following this offering may be sold in the open market in the future, subject to any volume restrictions and other limitations imposed by Section 5 under the Securities Act of 1933 and Rule 144 thereunder. We may also decide to file a registration statement enabling Mr. Krasny to sell additional shares. Mr. Krasny has entered into a “lock-up” agreement with the underwriters and us that prohibits him from selling shares during the one-year period after the date of this prospectus, subject to certain exceptions. Any subsequent sale by Mr. Krasny of substantial amounts of our common stock in the open market, or the availability of his shares for sale, could adversely affect the price of our common stock. See “Shares Eligible for Future Sale” for a further description of the selling shareholders’ ownership of our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 (the “Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”)) and information relating to us that are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which is subject to certain risks, which may have a significant impact on our business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified in the section entitled “Risk Factors,” among others, may impact forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling shareholders.

DIVIDEND POLICY

On July 23, 2003, our Board of Directors declared an annual cash dividend to shareholders. The dividend of $0.30 per share, totaling $24.9 million, was paid on September 26, 2003, to shareholders of record on September 12, 2003. No dividends were paid in 2002. Although in future years we plan to announce a dividend following the annual shareholders meeting, typically held in May, the timing and amount of any future dividends will depend upon our earnings, cash requirements and financial condition and other factors deemed relevant by our Board of Directors.

COMMON STOCK PRICE RANGE

Our common stock is quoted on the Nasdaq National Market™ under the symbol “CDWC.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low
Year Ended December 31, 2002:
First Quarter	$60.00	$46.32
Second Quarter	56.90	41.40
Third Quarter	52.35	40.25
Fourth Quarter	56.58	40.50

Year Ended December 31, 2003:
First Quarter	$47.45	$36.30
Second Quarter	46.65	38.86
Third Quarter	60.55	44.93
Fourth Quarter	63.65	55.91

Year Ending December 31, 2004:
First Quarter (through March 11, 2004)	$74.45	$58.06

On March 11, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $68.09.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their respective ages and positions as of March 1, 2004, are as follows:

Name	Age	Positions(s)
John A. Edwardson	54	Chairman of the Board and Chief Executive Officer

Harry J. Harczak, Jr.	48	Executive Vice President—Sales

James R. Shanks	39	Executive Vice President and President, CDW Government, Inc.

Douglas E. Eckrote	39	Senior Vice President—Purchasing and Operations

Barbara A. Klein	49	Senior Vice President and Chief Financial Officer

Arthur S. Friedson	49	Vice President—Coworker Services

Christine A. Leahy	39	Vice President, General Counsel and Corporate Secretary

Diane I. Primo	48	Vice President and Chief Marketing Officer

Jonathan J. Stevens	34	Vice President and Chief Information Officer

Michelle L. Collins	43	Director

Casey G. Cowell	51	Director

Daniel S. Goldin	63	Director

Donald P. Jacobs	76	Director

Michael P. Krasny	50	Director

Terry L. Lengfelder	66	Director

Susan D. Wellington	45	Director

Brian E. Williams	53	Director

Executive Officers

John A. Edwardson serves as our Chairman of the Board of Directors and Chief Executive Officer. Prior to joining us in January 2001, Mr. Edwardson served as Chairman and Chief Executive Officer of Burns International Services Corporation from 1999 until 2000. Mr. Edwardson previously served as a director (1994-1998), President (1994-1998) and Chief Operating Officer (1995-1998) of UAL Corporation and United Airlines. Mr. Edwardson served as Executive Vice President and Chief Financial Officer of Ameritech Corporation from 1991 until 1994. Mr. Edwardson currently serves on the Board of Directors of FedEx Corporation and Household International and serves on the Board of Trustees of Purdue University. Mr. Edwardson is a 1971 graduate of Purdue University where he earned a Bachelor of Science in Industrial Engineering and a 1972 graduate of the University of Chicago where he earned a Masters Degree in Business Administration.

Harry J. Harczak, Jr. serves as our Executive Vice President—Sales. Mr. Harczak served as our Chief Financial Officer from May 1994 until January 2002. Mr. Harczak also served as Treasurer from 1998 until January 2002 and Secretary from 2000 until January 2002. Mr. Harczak was appointed our Executive Vice President Corporate Strategy in June 2001. Prior to joining us, Mr. Harczak was an audit partner in the accounting firm of Coopers & Lybrand L.L.P. where he worked since 1978. Mr. Harczak is responsible for our sales force serving the corporate customer segment in the United States and our Canadian business operations. Mr. Harczak currently serves on the Board of Directors of U.S. Cellular Corporation. He is a 1978 graduate of DePaul University, where he earned a Bachelor of Science degree in Accounting, and a 1995 graduate of the University of Chicago Executive Program, where he earned a Masters of Business Administration.

James R. Shanks serves as our Executive Vice President and President of CDW-G, our wholly-owned subsidiary serving the public sector. Mr. Shanks joined us in 1993 as Director of Information Technology, was appointed Vice President—Information Systems in 1996 and served as Chief Information Officer from 1999 until 2001. Prior to joining us, Mr. Shanks was employed by American Hotel Register from January 1985 to August 1993 as Manager of Information Systems. Mr. Shanks is a 1991 graduate of Barat College where he earned a Bachelor of Science degree in Computer Information Systems and a 1996 graduate of Northwestern University’s J. L. Kellogg School of Management.

Douglas E. Eckrote serves as our Senior Vice President—Purchasing and Operations. Mr. Eckrote joined us in January 1989 and since that time has served as an Account Manager, Sales Manager and Director of Operations. Mr. Eckrote was appointed Vice President—Operations in January 1999 and Senior Vice President—Purchasing in April 2001. Mr. Eckrote has primary responsibility for product acquisition, managing vendor relationships and our warehousing, distribution and technical service functions. He is a 1986 graduate of Purdue University where he earned a Bachelor of Science degree in Agricultural Sales and Marketing.

Barbara A. Klein serves as our Senior Vice President and Chief Financial Officer. Ms. Klein joined us in February 2002 and is responsible for financial planning and analysis, accounting, SEC reporting, budgeting, treasury, tax, risk management, internal audit, investor relations, corporate development and strategy. Prior to joining us she served as Vice President, Finance and Chief Financial Officer of Dean Foods Company. Prior to Dean Foods, Ms. Klein served as Vice President and Corporate Controller for Ameritech Corporation. Additionally, Ms. Klein has held senior management positions at Pillsbury and Sears, Roebuck and Co. Ms. Klein graduated from Marquette University with a Bachelor of Science degree in Accounting and Finance and earned an M.B.A. from Loyola University. She is a certified public accountant and member of the American Institute of CPAs and the Illinois Society of CPAs.

Arthur J. Friedson serves as our Vice President—Coworker Services. Mr. Friedson joined us in May 1997 as Director of Human Resources and was named Vice President—Coworker Services in January 2000. Mr. Friedson oversees our coworker services function which provides comprehensive assistance to our coworkers in a variety of areas including benefits, compensation, performance management and recruitment. Prior to joining us, Mr. Friedson had more than 15 years of experience in human resource management at Columbia/HCA Healthcare Corporation and Amoco Corporation. Mr. Friedson is a 1980 graduate of The City College, City University of New York where he earned a Bachelor of Arts degree in Psychology and a 1983 graduate of Loyola University of Chicago where he earned a Master of Science degree in Industrial Relations.

Christine A. Leahy serves as our Vice President, General Counsel and Corporate Secretary. Ms. Leahy leads all legal strategy and implementation. Ms. Leahy joined us in January 2002. Before joining us, Ms. Leahy served as a corporate partner in the Chicago office of Sidley Austin Brown & Wood LLP where she specialized in corporate governance, securities law, mergers and acquisitions and strategic counseling. Ms. Leahy received her undergraduate degree from Brown University and her J.D. from Boston College Law School.

Diane I. Primo serves as our Vice President and Chief Marketing Officer. Ms. Primo joined us in June 2003 and is responsible for the strategy and development of our advertising, product marketing, partner development, marketing intelligence and research, catalogs and collateral materials, creative services, relationship marketing and corporate communications. Prior to joining us, Ms. Primo served as CEO at WeServeHomes. Prior to WeServeHomes, Ms. Primo served as President of Product Marketing for SBC/Ameritech. Additionally, Ms. Primo has held senior management positions at Quaker Oats. Ms. Primo received her undergraduate degree from Smith College and an M.B.A. from Harvard University. She serves on the board of directors of the Chicago Sinfonietta, Peopleclick, Inc., and the Foundation for Independent & Higher Education. She is also a member of the Chicago Network.

Jonathan J. Stevens serves as our Vice President and Chief Information Officer. Mr. Stevens joined us in June 2001 as our Vice President—Information Technology and was named Chief Information Officer in January 2002. Mr. Stevens is responsible for the strategic direction of our information technology infrastructure, applications development, help desk, Web development and e-commerce initiatives. Prior to joining us, Mr. Stevens served as regional technology director for Avanade, an international technology integration company formed through an alliance between Microsoft and Accenture. Previously, Mr. Stevens was a principal with Microsoft Consulting Services and led an IT group for a corporate division of AT&T/NCR. Mr. Stevens is a graduate of the University of Dayton where he earned a Bachelor of Science degree in Computer Information Systems Management.

Directors

Michelle L. Collins is managing director of Svoboda, Collins L.L.C., a private equity firm. From 1992 through January 1998, Ms. Collins was a principal at William Blair & Company, L.L.C. Ms. Collins currently serves on the Board of Directors of Coldwater Creek, Inc. and Molex, Inc. Ms. Collins is also a director of several civic organizations and private companies. Ms. Collins is a 1982 graduate of Yale University and a 1986 graduate of the Harvard Graduate School of Business. Ms. Collins serves on our Audit Committee and our Compensation and Stock Option Committee.

Casey G. Cowell is Chairman and principal owner of Durandal, Inc., a holding company for several diversified private companies. Previously, Mr. Cowell co-founded U.S. Robotics, one of the world’s leading suppliers of data communications products and systems. He served as Chairman and Chief Executive Officer of U.S. Robotics from its inception in 1976 until its acquisition by 3Com in June 1997. Mr. Cowell is a 1975 graduate of the University of Chicago. Mr. Cowell serves on our Compensation and Stock Option Committee.

Daniel S. Goldin sits on the board of directors of Lucent Technologies, the board of trustees of the National Geographic Society, is a Senior Fellow at The Neurosciences Institute and a Distinguished Fellow at the Council on Competitiveness. Mr. Goldin is a member of the National Academy of Engineering. He recently founded The Intellisis Corporation, a company that focuses on high tech consulting and intellectual property development. Previously, as NASA’s longest serving Administrator from 1992-2001, he directly served three U.S. Presidents. Prior to his service to our nation, he served as vice president and general manager of the TRW Space and Technology Group. He began his career at NASA’s Glenn Research Center working on electric propulsion systems for human interplanetary travel. He graduated from the City College of New York in 1962 with a Bachelor of Science degree in Mechanical Engineering. Mr. Goldin serves on our Corporate Governance Committee and our Nominating Committee.

Donald P. Jacobs is the Gaylord Freeman Distinguished Professor of Banking and Dean Emeritus of the J. L. Kellogg School of Management and has been a member of the Kellogg faculty since joining the school in 1957. He serves on the Board of Directors of Hartmarx Corporation, ProLogis Trust and Terex Corporation. Mr. Jacobs is a graduate of Roosevelt University where he earned a Bachelor of Arts degree in Economics in 1949 and a graduate of Columbia University where he earned a Master of Arts degree in Economics in 1951 and a Doctorate in Economics in 1956. Mr. Jacobs has received numerous honorary degrees from prestigious national and international universities. Mr. Jacobs serves on our Audit Committee, Corporate Governance Committee and Nominating Committee.

Michael P. Krasny is President of Sawdust Investment Management Corp., a private investment management company exclusively servicing its own investment portfolio. He is our founder and currently serves as a director and is Chairman Emeritus. Mr. Krasny served as Chairman of the Board and our Chief Executive Officer from our inception through May 2001 and January 2001, respectively, and served as President from our inception through December 1990. Mr. Krasny is a 1975 graduate of the University of Illinois where he earned a Bachelor of Science degree in Finance. Mr. Krasny serves on our Corporate Governance Committee.

Terry L. Lengfelder is a retired partner of Andersen (formerly Arthur Andersen LLP), where he served as a regional managing partner and in various other assignments from 1972 to 1998. Mr. Lengfelder also served as Chairman of the Board of Partners of Andersen Worldwide in 1993 and 1994. Mr. Lengfelder has been a member of the Board of Directors of Lanoga Corporation since 1999. Mr. Lengfelder served on the Board of Directors of

Burns International Services Corporation from 1999 until 2000 and was chairman of the Finance and Audit Committee. He also serves on the Board of Trustees and as Vice-Chairman of Northwest Hospital and Medical Center. Mr. Lengfelder is a 1961 graduate of Washington University with a Bachelor of Science degree in Business Administration. Mr. Lengfelder serves on our Audit Committee, Corporate Governance Committee and Nominating Committee.

Susan D. Wellington previously served as President of U.S. Beverages for The Quaker Oats Company of PepsiCo, from 1998 through March 2002. She held several marketing positions in the Gatorade division of Quaker, including Vice President of Marketing, U.S. Gatorade, from 1994 through 1997, and Vice President Strategy and Market Development, Worldwide Gatorade, from 1991 through 1994. Ms. Wellington is a 1981 graduate of Yale University and holds a Bachelor of Arts degree in Math and Economics. Ms. Wellington serves on our Compensation and Stock Option Committee.

Brian E. Williams is President and Chief Executive Officer of Element 79 Partners, a full service advertising agency. Prior to joining Element 79 Partners in 2001, Mr. Williams was President of Foote, Cone & Belding Chicago, an advertising firm. Prior to 1998, Mr. Williams was an Executive Vice President at Leo Burnett Company, also an advertising firm. He serves on the Board of Directors of Element 79 Partners and serves on the Board of Trustees of Children’s Memorial Hospital in Chicago, Illinois. Mr. Williams earned his Bachelor of Arts degree from Dartmouth College in 1972 and is a 1975 graduate of Northwestern University’s J. L. Kellogg Graduate School of Management. Mr. Williams serves on our Compensation and Stock Option Committee.

SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling shareholders as of March 9, 2004, and as adjusted to reflect the sale of the shares (assuming that the underwriters’ over-allotment option is not exercised) in this offering.

	Shares Beneficially Owned Prior to Offering(1)		Shares Being Offered	Shares Beneficially Owned After Offering
Name of Selling Shareholder(2)	Number	Percent		Number	Percent

Michael P. Krasny(3)	22,441,901	26.7%	4,120,000	18,321,901	21.8	%(4)
Circle of Service Foundation(5)		%			%

(1)	Except as set forth in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	It is anticipated that one or more additional entities affiliated with Mr. Krasny will also be selling common stock in this offering. The aggregate number of shares to be sold, exclusive of the over-allotment option, by Mr. Krasny and entities affiliated with him will not exceed 4,120,000. Any additional selling entities will be identified in an amendment to the registration statement of which this prospectus is a part.
(3)	Includes 38,638 shares owned by Mr. Krasny’s stepson. For a description of the relationship between us and Mr. Krasny, see “Management.”
(4)	Mr. Krasny has given the underwriters an option to purchase an additional 618,000 shares. If that option is exercised in full, Mr. Krasny will, after the completion of such additional sale, beneficially own 17,703,901 shares of our common stock. This would represent 21.1% of our total outstanding shares.
(5)	Circle of Service Foundation is an Illinois not-for-profit corporation founded by Mr. Krasny in 1993 for charitable purposes.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our articles of incorporation and by-laws is intended as a summary only and is qualified in its entirety by reference to the provisions of our articles of incorporation and by-laws, which are incorporated herein by reference, and to Illinois law.

General

Our authorized capital stock consists of 500,000,000 shares of common stock, of which 84,055,776 shares are outstanding as of March 9, 2004, and 5,000,000 shares of preferred stock, none of which are issued or outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and to receive such dividends as may be declared from time to time by our Board of Directors out of assets legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities. The holders of our common stock have no preemptive rights and have no subscription, redemption or conversion privileges. Our common stock does not have cumulative voting rights, which means that the holder or holders of more than half of the shares voting for the election of directors can elect all of the directors then being elected. The rights, preferences and privileges of the holders of our common stock are subject to the rights of holders of any series of our preferred stock which we may issue in the future. All of the outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our articles of incorporation authorize our Board of Directors, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix and determine as to any series any and all of the relative rights and preferences of shares in that series, including, without limitation, dividend rights, any conversion rights or rights of exchange, voting rights, rights and terms of redemption, liquidation preferences and the number of shares constituting a series and the designation thereof.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

The shares of our common stock to be sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, except for any such shares which may be acquired by an “affiliate” of ours as that term is defined in Rule 144 promulgated under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

In general, Rule 144 provides that a person, including an affiliate, who has beneficially owned “restricted” shares for at least one year will be entitled to sell on the open market in brokers’ transactions within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly trading volume in common stock on the open market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain restrictions relating to manner of sale, notice and availability of current public information about a company.

In the event that any person who is deemed to be an affiliate of our Company for purposes of Rule 144 purchases shares of our common stock in this offering, the shares held by such person will be required to be sold in compliance with Rule 144. Shares properly sold in reliance on Rule 144 to persons who are not affiliates thereafter will be freely tradable without restriction.

Immediately following this offering, Mr. Krasny will have beneficial ownership of 18,321,901 shares of our common stock. Mr. Krasny is, for purposes of the federal securities laws, considered to be an “affiliate” of ours. In order for Mr. Krasny to sell his shares, he will have to either sell in compliance with Rule 144 or pursuant to an effective registration statement under the Securities Act.

Mr. Krasny has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, he will not, during the period ending one year after the date of this prospectus, sell or otherwise dispose of any shares of our common stock, subject to certain exceptions.

UNDERWRITERS

Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and the selling shareholders have severally agreed to sell to them, the number of shares of our common stock indicated.

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
William Blair & Company, L.L.C.
Raymond James & Associates, Inc.
Robert W. Baird & Co. Incorporated

Total	4,120,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the delivery of legal opinions by their counsel as well as other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any shares are taken.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

Mr. Krasny has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 618,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions would be $             and the total proceeds to the selling shareholders would be $            .

The following table shows the per share and total underwriting discounts and commissions to be paid by the selling shareholders assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions to be paid by the selling shareholders	No Exercise	Full Exercise

Per share	$	$
Total	$	$

The underwriters have agreed to reimburse us for some of our expenses, fees and costs incurred in connection with the offering. The selling shareholders have agreed to pay all of our remaining out-of-pocket expenses relating to the offering, as well as the underwriting discounts and commissions relating to the shares sold by them. We estimate that the percentage of the total expenses of the offering that the selling shareholders will pay is     %.

CDW, each of its executive officers and directors and Mr. Krasny have each agreed, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus in the case of the Company and each of its executive officers and directors (other than Mr. Krasny) and 12 months after the date of this prospectus in the case of Mr. Krasny, subject to certain exceptions, not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

The foregoing restrictions do not apply to:

•	the sale of shares to the underwriters;

•	transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

•	(i) the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus, (ii) the issuance of equity awards pursuant to benefit plans existing as of the date of this prospectus or approved by shareholders at our Annual Meeting of Shareholders scheduled for May 20, 2004 or (iii) the sale of shares by us pursuant to our Employee Stock Purchase Plan;

•	the purchase by us of common stock pursuant to our buyback program;

•	transfers of shares to grantor retained annuity trusts, provided that any such trust has agreed in writing to be bound by the foregoing restrictions; and

•	bona fide gifts by any person other than us, provided that the donees of any such gifts have agreed in writing to be bound by the foregoing restrictions (except that charitable organizations that receive bona fide gifts from Mr. Krasny may, in aggregate, sell, after 90 days from the date of this prospectus, up to $20 million in shares of our common stock without any restriction).

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, certain of the underwriters have provided, and may continue to provide, various financial advisory and investment banking services to us, for which they received or will receive customary fees and expenses.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Sidley Austin Brown & Wood LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Winston & Strawn LLP.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. You may also inspect our SEC filings and other information at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500. In addition, we post the periodic reports that we file with the SEC on our website at http://www.cdw.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC after the date of this preliminary prospectus until the offering of the common stock is terminated. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003; and

•	Our Current Report on Form 8-K filed January 21, 2004.

All documents which we file with the SEC, under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of this prospectus and prior to the termination of any offering of common stock offered by this prospectus and (ii) after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference in, and to be part of, this prospectus from the date such documents are filed.

Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address:

CDW Corporation

200 North Milwaukee Avenue

Vernon Hills, Illinois 60061

Attn: Investor Relations

(847) 419-8234

E-mail: investorrelations@cdw.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth expenses and costs related to this offering (other than any underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the shares of our common stock described in this registration statement. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.(1)

Securities and Exchange Commission registration fee		$40,924.10
NASD filing fee		30,500.00
Legal fees and expenses of CDW		*
Legal fees and expenses of the selling shareholders		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.
(1)	The selling shareholders have agreed to pay the SEC registration fee, the NASD filing fee, fees and expenses of their own counsel, accounting fees and expenses and certain miscellaneous expenses. See the section entitled “Underwriters” for a further discussion of the payment of expenses, fees and costs incurred in connection with this offering.

Item 15. Indemnification of Officers and Directors

Reference is made to Section 8.75 of the Illinois Business Corporation Act, which provides for indemnification of directors and officers in certain circumstances.

The indemnification provisions applicable to our directors are set out in Articles Six and Seven of the Restated Articles of Incorporation and Article VI of the Restated By-Laws, respectively, as follows:

RESTATED ARTICLES OF INCORPORATION:

SIXTH: The Corporation shall, to the full extent permitted by Section 8.75 of the Illinois Business Corporation Act, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

SEVENTH: No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages, for breach of his fiduciary duty as a director; provided, that nothing herein shall be construed to eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (b) for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (c) under Section 8.65 of the Illinois Business Corporation Act, as amended, or (d) for any transaction from which the director derived an improper personal benefit.

RESTATED BYLAWS:

ARTICLE VI

INDEMNIFICATION OF

DIRECTORS, EMPLOYEES AND AGENTS

Section 1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment or settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Section 4. Any indemnification under Sections 1 and 2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceedings, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the Shareholders.

Section 5. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation authorized in this Article.

Section 6. The indemnification provided by this article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any contract, agreement, vote of Shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 7. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

Item 16. Exhibits

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement

3.1

Restated Articles of Incorporation of the Registrant are incorporated herein by reference to the exhibits filed with the Registrant’s Quarterly Report (File No. 0-21796) on Form 10-Q for the quarter ended June 30, 2003 filed on August 13, 2003.

3.2

Restated By-Laws of the Registrant are incorporated by herein by reference to the exhibits filed with the Registrant’s Quarterly Report (File No. 0-21796) on Form 10-Q for the quarter ended June 30,

2003 filed on August 13, 2003.

4.1

Specimen of common stock certificate is incorporated herein by reference to the exhibits filed with the Registrant’s Annual Report (File No. 0-21796) on Form 10-K for the fiscal year ended

December 31, 2003 filed on March 12, 2004.

5.1	Opinion of Sidley Austin Brown & Wood LLP.

23.1	Consent of Sidley Austin Brown & Wood LLP (included in Exhibit 5.1 hereto).

23.2*	Consent of PricewaterhouseCoopers LLP.

24.1*	Powers of Attorney (included on signature page).

*	Filed herewith.

Item 17. Undertakings

(a)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes:

(1)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vernon Hills, State of Illinois, on March 12, 2004.

CDW CORPORATION

By:	/s/ JOHN A. EDWARDSON
John A. Edwardson Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers and directors of CDW Corporation, hereby severally constitute and appoint Barbara A. Klein and Christine A. Leahy, our true and lawful attorney, with full power to each of them, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and generally to do all things in our names and on our behalf in such capacities to enable CDW Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

By:	/s/ JOHN A. EDWARDSON John A. Edwardson	Chairman of the Board and Chief Executive Officer	Dated: March 12, 2004

By:	/s/ BARBARA A. KLEIN Barbara A. Klein	Senior Vice President and Chief Financial Officer (principal financial officer)	Dated: March 12, 2004

By:	/s/ SANDRA M. ROUHSELANG Sandra M. Rouhselang	Vice-President and Controller (principal accounting officer)	Dated: March 12, 2004

By:	/s/ MICHELLE L. COLLINS Michelle L. Collins	Director	Dated: March 12, 2004

By:	/s/ CASEY G. COWELL Casey G. Cowell	Director	Dated: March 12, 2004

By:	/s/ DANIEL S. GOLDIN Daniel S. Goldin	Director	Dated: March 12, 2004

By:	/s/ DONALD P. JACOBS Donald P. Jacobs	Director	Dated: March 12, 2004

By:	/s/ MICHAEL P. KRASNY Michael P. Krasny	Director	Dated: March 12, 2004

By:	/s/ TERRY L. LENGFELDER Terry L. Lengfelder	Director	Dated: March 12, 2004

By:	/s/ SUSAN D. WELLINGTON Susan D. Wellington	Director	Dated: March 12, 2004

By:	/s/ BRIAN E. WILLIAMS Brian E. Williams	Director	Dated: March 12, 2004

EXHIBIT INDEX

TO REGISTRATION STATEMENT

ON FORM S-3

CDW CORPORATION

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement

3.1	Restated Articles of Incorporation of the Registrant are incorporated herein by reference to the exhibits filed with the Registrant’s Quarterly Report (File No. 0-21796) on Form 10-Q for the quarter ended June 30, 2003 filed on August 13, 2003.

3.2	Restated By-Laws of the Registrant are incorporated by herein by reference to the exhibits filed with the Registrant’s Quarterly Report (File No. 0-21796) on Form 10-Q for the quarter ended June 30, 2003 filed on August 13, 2003.

4.1	Specimen of common stock certificate is incorporated herein by reference to the exhibits filed with the Registrant’s Annual Report (File No. 0-21796) on Form 10-K for the fiscal year ended December 31, 2003 filed on March 12, 2004.

5.1	Opinion of Sidley Austin Brown & Wood LLP.

23.1	Consent of Sidley Austin Brown & Wood LLP (included in Exhibit 5.1 hereto).

23.2*	Consent of PricewaterhouseCoopers LLP.

24.1*	Powers of Attorney (included on signature page).

*	Filed herewith.